EXHIBIT (a)(26)
Dear Emulex Team:
After the Board of Directors responded to the revised tender offer from Broadcom Corporation this morning, Broadcom indicated in the press release pasted below that they are no longer seeking to acquire Emulex. While we cannot speculate about what Broadcom may or may not do now, we need to remain focused on executing our strategy.
We have tremendous momentum in the converged networking space. We have now disclosed 14 unannounced OneConnect™ UCNA tier-one OEM design wins and we’re ramping up for an exciting major public launch later this year. These design wins are vital to Emulex becoming the market leader in this space.
While we pursue our goal of becoming the leader in the network convergence market, we also need to remain focused on gaining share and growing revenue in our core Fibre Channel business. We must also continue to differentiate our offerings and enhancing customer loyalty through new software offerings, security features and management tools.
We’re continuing to up the ante in Fibre Channel with our Emulex Secure HBA technology, SAN diagnostics, and the planned sampling of our first 16Gb/s Fibre Channel converged ASIC designs in FY2010. These new solutions will drive more differentiation in our core market and enable greater share gains with the right level of focus. We’ve also got some exciting developments coming out of our embedded storage products team. We’re spearheading the enablement of cloud infrastructures within current data centers and we’re rapidly making inroads with flash suppliers to enable them to supply SSDs into the enterprise more quickly and easily.
As you know, we also announced preliminary financial results for the fourth quarter at the high end of our earnings guidance. We are pleased with the team’s focus and execution during the quarter. Total net revenues of $78-$79 million is at the high end of our guidance of $73 — $80 million and non-GAAP diluted earnings per share is expected to be at the high end of guidance of $0.01 — $0.05. The solid earnings performance, two new UCNA design wins, along with the two new Fibre Channel HBA design wins, underscore all the terrific work you are doing. These results reinforce the strength of the Company’s future prospects.
We expect to announce our final fourth quarter and year-end 2009 financial and operating results on August 6, 2009 after the market closes on that date.
Thank you for your ongoing commitment to the success of Emulex.
Sincerely,
Jim
Broadcom Drops Efforts to Acquire Emulex Corporation
Press Release
July 9, 2009
IRVINE, Calif., July 9 /PRNewswire-FirstCall/ — Broadcom Corporation (Nasdaq: BRCM — News), in response to today’s rejection by the Board of Directors of Emulex Corporation (NYSE: ELX — News) of its proposal to enter into friendly discussions toward a negotiated transaction, said it would cease all efforts to acquire Emulex.
Broadcom reiterated that its all-cash $11-per-share offer, announced on June 29, 2009, is the best offer it intends to make. Broadcom said it will allow its previously announced tender offer for Emulex stock to expire at midnight Eastern Time on July 14, 2009.
“As we stated in our letter of June 29, 2009 to the Emulex Board, we believe it is in the interest of each company’s stakeholders to complete a transaction expeditiously or to move on,” said Scott A. McGregor, President and Chief Executive Officer of Broadcom. “Although we were unable to negotiate an expeditious and friendly transaction at a price that makes sense to us given the expectations set by the Emulex Board, there are other value-creating alternatives that we will now turn our attention to as we position Broadcom to capitalize on the emerging opportunities in the converged enterprise networking markets.”
Because of Emulex’s rejection, coupled with its previous adoption of a poison pill and other revisions made to its corporate bylaws in January 2009, Broadcom does not expect that the conditions to close its tender offer will be satisfied by July 14, 2009, and Broadcom does not intend to waive any of these conditions. Assuming that the conditions are not satisfied on or before July 14, 2009, Broadcom will not accept for payment any shares that have been tendered and will return those shares as promptly as practicable after the tender offer expires.
About Broadcom
Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom ® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything® .
Broadcom is one of the world’s largest fabless semiconductor companies, with 2008 revenue of $4.66 billion, holds over 3,300 U.S. and over 1,300 foreign patents, and has more than 7,500 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video, data and multimedia. Broadcom is headquartered in Irvine, Calif., and has offices and research facilities in North America, Asia and Europe. Broadcom may be contacted at +1.949.926.5000 or at www.broadcom.com.
This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. Broadcom has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) containing an offer to purchase all of the outstanding shares of common stock of Emulex Corporation (“Emulex”) for $11.00 per share. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Broadcom Corporation through the Web site maintained by the SEC at http://www.sec.gov or by directing a request by mail to Innisfree M&A Incorporated at 501 Madison Avenue 20th Floor, New York, NY 10022, or by calling toll-free at (877) 687-1875 or collect at (212) 750-5833.
All statements included or incorporated by reference in this press release other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.
These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Broadcom will not pursue a transaction with Emulex and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. The forward-looking statements in this release speak only as of this date. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.
Broadcom ®, the pulse logo, Connecting everything ®, and the Connecting everything logo are among the trademarks of Broadcom and/or its affiliates in the United States, certain other countries and/or the EU. Any other trademarks or trade names mentioned are the property of their respective owners.